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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                                                                 SEC FILE NUMBER
                                                                 CUSIP NUMBER

                           NOTIFICATION OF LATE FILING




(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form N-SAR


For Period Ended: September 30, 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________________________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
------------------------
BrightStar Information Technology Group, Inc.

Former Name if Applicable:
--------------------------

________________________________________________________________________________

Address of Principal Executive Office (Street and Number):
----------------------------------------------------------
6601 Owens Drive, Suite 115

City, State and Zip Code :
--------------------------
Pleasanton, CA 94588

PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
  X due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.


In preparing its Form 10-Q for filing on November 15, 2004, BrightStar Information Technology Group, Inc. ("BTSR") assumed completion of documentation with its creditors relating to liabilities as of September 30, 2004. The documentation, however, was not completed until a few hours after the filing deadline on November 15, 2004. BTSR required additional time to file to ensure the accuracy of its financial statements and statements made in the Form 10-Q.


PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


       Joseph A. Wagda                  925                     251-0000
       ---------------                  ---                     --------
           (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

___________________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: As reported in our report on Form 10-Q for the period ended March 31, 2004, during the first quarter of 2004 the Company's largest customer informed the Company that the services of our consultants representing approximately 57% of our revenues from this customer in 2003 would be eliminated during the period March through May of 2004 as a result of project completions and cost pressure from the federal government. Revenue for the third quarter of 2004 decreased from $1.6 million to $0.8 million or 51%, compared to the third quarter of 2003 as a result of a reduction in the demand for our services by this client and other clients.

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                  BrightStar Information Technology Group, Inc.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 15, 2004               By Joseph A. Wagda
     -----------------                  ---------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 10/21/2002